 THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 3, 2011

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

  In response to your letter of comments dated August 19, 2011, please be advised as follows:

General

1.           Again, Starflick.com (the "Company") is a start-up company and therefore is not a “shell company”.  As set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”

Front Cover of the Registration Statement

2.           An employer ID is not required until we have employees, we begin operations, we file tax returns, we withhold taxes or we have a Keogh plan.  Since we will not have any of the foregoing until we complete our public offering, assuming we do complete our public offering, we are not required to have an employer ID.

Summary of Our Offering

Our Business

3.           The information requested has been provided.

4.           The disclosure requested has been provided.

5.           The clarification requested has been provided.

6.           The language has been deleted.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
October 3, 2011
Page 2

Risk Factors

Risks Associated with Starflick.com

7.           The information requested has been provided.

8.           The information you have requested has been provided.

Use of Proceeds

9.           The information you have requested has been provided.

10.         The revision you have requested has been provided.

Plan of Distribution

11.         The information has been deleted from the website.

Management's Discussion and Analysis or Plan of Operation

12.         The disclosure you have requested has been provided.

Plan of Operation

13.         The revision you have requested has been provided.

14.         Disclosure has been provided how the Company arrived at the cost estimates.

15.         The clarification requested has been provided.

16.         The disclosure requested has been provided.  There is no written agreement with Mr. Nagy.

17.         The disclosure requested has been provided.

18.         The disclosure requested has been provided.

19.         The disclosure has been revised to reflect that it is a belief.

Business

20.         The disclosure has been revised to reflect that it is the Company's opinion.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
October 3, 2011
Page 3

21.         The disclosure has been revised to be consistent.

The Digital Video Industry

22.         The disclosure has been revised to reflect the statement is a belief.

23.         The disclosure requested has been provided.

24.         The information you referred to has been deleted from the website.

The Internet Industry

25.         The disclosure has been revised to be consistent and reflect sales will be made on the Internet.

Feature Film Production

26.         "Ancillary revenue" has been defined.

27.         "Foreign revenue" has been deleted.

28.         The disclosure requested has been provided.

Competition

29.         The language has been revised.

Management

30.         The disclosure regarding Mr. Nagy has been revised.

Starflick.com Incorporated Financial Statements

Balance Sheet

31.         The information requested has not been provided.  The issue is whether a SFAS 144 ‘triggering event’ has occurred to require the impairment test.  The Company does not believe that it has since the Company is a start-up entity.  Asking the company for a cash flow forecast is impossible in light of the fact that the Company has not generated any revenues and accordingly there is no basis for any cash flow forecasts.   In the event the foregoing response is unacceptable, please schedule a conference call your branch chief to discuss the same.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
October 3, 2011
Page 4

Exhibit 5.1

32.         Exhibit 5.1 has been revised.

Other

33.         The financial statements have been updated.

34.         A new consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com